February 20, 2009
Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Form 10-K/A for Fiscal Year Ended September 30, 2008
Filed January 6, 2009
Form 8-K filed November 18, 2008
File No. 1-10714
Dear Mr. Thompson:
     We have reviewed the SEC staff letter of comment dated January 27, 2009 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tier subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (Commission) from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies, page 28
1.	Please expand your sensitivity analysis of critical accounting estimates to disclose changes based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in commodity prices used in the ceiling test or changes in the discount rate used in accounting for pension and other post-retirement benefits would have a material effect on income and/or financial position, disclose the impact that could result given the range of reasonably likely outcomes. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at www.sec.gov/rules/interp/33-8350.htm.
Response:
     With respect to your comment, the Company mentions that it did attempt to provide sensitivity analysis in the Critical Accounting Estimates section of the Form 10-K for the Fiscal Year Ended September 30, 2008. Please refer to page 29 of that document in which the following was stated:
“At September 30, 2008, the ceiling exceeded the book value of the Company’s oil and gas properties by approximately $500 million. Declines in commodity prices since that date have reduced the ceiling. Using more up to date pricing of $6 per Mcf for natural gas and $60 per barrel for crude oil, the ceiling at September 30, 2008 would have exceeded the book value of the oil and gas properties by approximately $80 million.”
     However, to provide further clarification, the Company has expanded its critical accounting estimates disclosure in its December 31, 2008 Form 10-Q to provide additional sensitivity analysis regarding the impact of changes in commodity prices and the impact that such changes would have on the ceiling test calculation at December 31, 2008. Please refer to page 25 of the December 31, 2008 Form 10-Q under Critical Accounting Estimates – Oil and Gas Exploration and Development Costs. The added disclosure states what the additional impairment charge would have been if natural gas prices were $1 per MMBtu lower at December 31, 2008, what the additional impairment charge would have been if crude oil prices were $5 per Bbl lower at December 31, 2008, and what the additional impairment charge would have been if both natural gas prices and crude oil prices were lower by $1 per MMBtu and $5 per Bbl, respectively, at December 31, 2008.
     The Company does not believe there are any other significant critical accounting estimates requiring additional sensitivity analysis disclosure. The impact of discount rate changes for pension and other post-retirement benefits on net income are mitigated by regulatory accounting in accordance with Statement of Financial Accounting Standards No. 71, Accounting for Certain Types of Regulation. Please refer to pages 30 and 31 of the Company’s Form 10-K for the Fiscal Year Ended September 30, 2008 (Critical Accounting Estimates – Pension and Other Post-Retirement Benefits).

Results of Operations, page 32
2.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, we note your statement in risk factors that your exploration and production operations are materially dependent on prices received for its oil and natural gas production and your disclosure in Form 8-K filed January 20, 2009 regarding the impairment charge you expect to recognize during the quarter ended December 31, 2008. This uncertainty should have been discussed together with an analysis of its potential impact on your financial statements. In addition, please discuss in reasonable detail economic or industry-wide factors relevant to your business and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management are most focused for both the short and long term, as well as the actions management is taking to address those opportunities, challenges and risks. See Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response:
     In response to your comment, the Company has added language to address the impact of commodity prices on the Company’s quarterly ceiling test calculation. Please refer to the second paragraph of the Overview section in Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 24 of the December 31, 2008 Form 10-Q. The Company has also updated its Item 1A Risk Factors on pages 42 through 44 of the December 31, 2008 Form 10-Q. We specifically refer you to the last risk factor labeled “Financial accounting requirements regarding exploration and production activities may affect National Fuel’s profitability” on page 44. This risk factor discusses the possibility that lower spot market prices subsequent to December 31, 2008, absent any changes in other factors affecting the present value of the future net revenue projected to be recovered from the Company’s oil and natural gas properties, could require the Company to record an additional impairment charge.
     The Company has also added disclosure in Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations to address known uncertainties with respect to a budget proposal that could increase utility assessments and establish a new assessment for marketing companies. Please refer to Rate and Regulatory Matters – New York Jurisdiction on page 37 of the December 31, 2008 Form 10-Q. In conjunction with this disclosure, the Company has also updated the risk factor in Item 1A labeled “National Fuel’s need to comply with comprehensive, complex, and sometimes unpredictable government regulations may increase its costs and limit its revenue growth, which may result in reduced earnings” on page 43 of the December 31, 2008 Form 10-Q. This risk factor addresses the December 2008 New York State budget proposal to increase the assessment on utility companies’ gross operating revenues from intrastate utility operations, and to extend, for the first time, that assessment to energy marketing companies.
3.	Please describe the causes for material changes in expenses described in the earnings analysis of each operating segment. For example, describe the underlying causes for the changes in post retirement benefits, bad debt expense, non-cash interest income on pension-related regulatory assets, property, franchise and other taxes, depreciation, income tax expense and effective tax rates, and other identified items throughout your discussion and analysis of segment earnings. Refer to Item 303(a) of Regulation S-K.
Response:
     In response to your comment, the Company has added additional disclosure to better explain the causes for material changes in earnings variations outlined in Results of Operations in Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 26 through 31 of the December 31, 2008 Form 10-Q. Although not all-encompassing, here are some highlights of the additional disclosure:
•	In the Utility segment earnings discussion, higher operating expenses in the Pennsylvania jurisdiction were attributed to bad debt expense due to higher gas costs and the possible impact current economic conditions may have on customers. In the New York jurisdiction, lower operating expenses were attributed to a decrease in other post-retirement benefit costs due to a rate order that became effective December 28, 2007. Decreases to interest expense in both jurisdictions were attributed to lower borrowings and slightly lower rates.

•	In the Pipeline and Storage segment earnings discussion, the Company explained what efficiency gas revenues are and explained that the increase in efficiency gas revenues was attributable to the retention of higher volumes of gas. The Company also explained that the increase in allowance for funds used during construction was attributable to the Empire Connector project.

•	In the Exploration and Production segment, the Company explained that the increase in general and administrative and other operating expenses was mainly due to a bad debt charge related to a customer’s bankruptcy filing. The Company also explained that the increase in lease operating expenses was primarily due to higher production taxes related to increased production from the High Island 24L and 23L fields in the Gulf Coast region, higher property taxes and increased well repair costs associated with higher than normal activity in the West Coast region, and an increase in the number of producing properties in the Appalachian region.
Interest Income, page 44
4.	You disclose that the increase in interest income was mainly due to income on pension-related regulatory assets. However, in Note C to your financial statements you disclose that you do not earn a return on regulatory assets other than unrecovered purchased gas cost. Please advise.
Response:
     The Company, in the New York jurisdiction of its Utility segment, has a regulatory mechanism in place whereby, within certain parameters, it is allowed to earn a return on the excess of cumulative funding to the pension plan over the cumulative amount collected in rates. The Company will modify / add the following footnote disclosure to Note C – Regulatory Matters in its Form 10-K for the fiscal year ended September 30, 2009:
(1) The Company recovers the cost of its regulatory assets but generally does not earn a return on them. There are a few exceptions to this rule. The Company does earn a return on Unrecovered Purchased Gas Costs and, in the New York jurisdiction of its Utility segment, earns a return, within certain parameters, on the excess of cumulative funding to the pension plan over the cumulative amount collected in rates.
Capital Resources and Liquidity, page 45
5.	Please describe any material expected changes in the mix and relative cost of capital resources considering changes between equity and debt financing and current economic conditions. Refer to Item 303(a)(2) of Regulation S-K.
Response:
     With respect to your comment concerning the mix of capital resources and current economic conditions, the Company added additional disclosure on page 35 (second paragraph) of the December 31, 2008 Form 10-Q (Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Financing Cash Flow) stating that if another impairment of oil and gas properties were to occur this year, it is possible that the Company’s indenture covenants could restrict the Company’s ability to issue additional long-term unsecured indebtedness. It was also mentioned that these restrictions would not preclude the Company from issuing new indebtedness to replace maturing debt. Currently, the Company does not intend to issue shares of common stock in the near future (other than for stock option exercises and quarterly compensation to the non-employee directors). The Company did not add any disclosures concerning the cost of capital resources, but will add disclosure in future filings (if material) regarding the Company’s embedded cost of long-term debt at the balance sheet date and an estimate of the Company’s current cost to issue debt in the current market. At both September 30, 2008 and December 31, 2008, the Company’s embedded cost of long-term debt was 6.5%. If the Company were to issue long-term debt today, its borrowing costs might be expected to be in the range of 8.5% to 9.5% depending on the length of maturity.
6.	Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements and provide an analysis of the underlying reasons for material changes in operating cash flows, including components of working capital, for the years presented. In addition, describe and quantify the impact of discontinued operations on operating cash flows. The discussion should include insight into the primary drivers and other material factors necessary to an understanding of cash flows and indicative value of historical cash flows.
Response:
     In its Form 10-K for the Fiscal Year Ended September 30, 2009, the Company will expand its discussion of cash flows from operating, investing and financing activities to cover the periods of fiscal 2009, fiscal 2008 and fiscal 2007. Disclosure will also be added to quantify any impact that discontinued operations might have on operating cash flows.
     In the December 31, 2008 Form 10-Q, the Company provided additional disclosure explaining the reasons for the increase in cash provided by operating activities when comparing the three months ended December 31, 2008 to the three months ended December 31, 2007. Please refer to the last paragraph under Operating Cash Flow on page 32 of the December 31, 2008 Form 10-Q. The Company will continue to provide more thorough explanations of changes in cash provided by operating activities in future filings. The Company also expanded its discussion of investing cash flow (specifically, expenditures for long-lived assets) to cover the three months ended December 31, 2008 compared to the three months ended December 31, 2007. Please refer to Investing Cash Flow (under Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations) on pages 32 through 34 of the December 31, 2008 Form 10-Q.
Contractual Obligations, page 50
7.	Please disclose in the footnotes or paragraph following the table other long-term obligations reflected on your balance sheet and excluded from the table and other pertinent data to the extent necessary for an understanding of the nature and amount of the obligations. Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.
Response:
     The Company will add the following language in a paragraph beneath the Contractual Obligations table in its Form 10-K for the Fiscal Year Ended September 30, 2009:
The Company has other long-term obligations recorded on its consolidated balance sheet that are not reflected in the table above. Such long-term obligations include pension and other post-retirement liabilities, asset retirement obligations, deferred income tax liabilities, various regulatory liabilities, and other deferred credits (the majority of which consist of liabilities for a non-qualified benefit plan, deferred compensation liabilities, environmental liabilities, and workers compensation liabilities).
Form 10-K/A for Fiscal Year Ended September 30, 2008
Exhibits 31.1 and 31.2
8.	It appears that you may omit paragraph 3 of the certifications when the amendment does not contain or amend financial statements. Please tell us your basis for omitting paragraphs 4 and 5 of the certifications or file an amendment to include the required information in the certifications. Refer to Question 5 of Sarbanes-Oxley Act of 2002 Frequently Asked Questions available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.
Response:
     The Company based its omission of paragraphs 4 and 5 of the certifications on Question 161.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations pertaining to rules promulgated under the Securities Exchange Act of 1934 [September 30, 2008]. Question 161.01 provides in relevant part that if an amendment to a periodic report does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K, and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment. The Company filed its Form 10-K/A solely to include the information required by Part III of Form 10-K. Part III does not require disclosure pursuant to Item 307 or 308 of Regulation S-K, and such disclosure was not otherwise required to be amended.

Form 8-K Filed November 18, 2008
9.	Please tell us your basis for presenting net cash provided by operating activities per diluted share in the investor presentation in light of the prohibition in paragraph 35 of SFAS 95. Refer to Question 11 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Response:
     In its Form 8-K furnished November 18, 2008, the Company viewed net cash provided by operating activities per diluted share as a measure other than a non-GAAP financial measure. Rule 244.101 under Regulation G provides in part: “A non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively one or both of: (i) Financial measures calculated in accordance with GAAP; and (ii) Operating measures or other measures that are not non-GAAP financial measures.” It is the Company’s view that its measure of net cash provided by operating activities per diluted share meets these conditions for exclusion from the definition of the term non-GAAP financial measure. The numerator used by the Company, net cash provided by operating activities, is a financial measure calculated in accordance with GAAP and presented in the Company’s statement of cash flows. The denominator used by the Company, weighted average common shares outstanding on a diluted basis, is a measure other than a non-GAAP financial measure. The denominator neither excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the Company’s financial statements, nor includes amounts that are excluded from the most directly comparable measure so calculated and presented. Indeed, the Company’s weighted average common shares outstanding on a diluted basis is itself presented in the Company’s income statement. Pursuant to Regulation G, a measure or ratio calculated using measures such as those used by the Company is not a non-GAAP financial measure.
     Paragraph 33 of SFAS 95 provides that financial statements shall not report an amount of cash flow per share. The Company’s financial statements comply with this restriction. SFAS 95 does not address presentations other than financial statements. Item 10(e) of Regulation S-K, which is discussed in Question 11 in the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, applies to documents filed with the Commission. Regulation G, on the other hand, applies to any public disclosure of material information that includes a non-GAAP financial measure, including documents furnished to the Commission as well as documents filed with the Commission. As stated above, however, Regulation G excludes net cash provided by operating activities per diluted share, as calculated by the Company, from the definition of non-GAAP financial measure.

     If you have any questions on any of our responses, please contact me at (716) 857-7344 or by email at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer